Exhibit 99.1

April 26, 2024

Biodexa Pharmaceuticals PLC

(“Biodexa” or the “Company”)

Biodexa Enters Into Exclusive License to eRapa™, a Phase 3 Ready Asset for the

Treatment of Familial Adenomatous Polyposis (FAP)

Worldwide rights come with $17 million in non-dilutive grant funding for Pivotal Phase 3 trial in FAP

An estimated 100,000 in U.S. and Europe are afflicted with FAP, precancerous polyps that typically lead to surgical removal of the colon and/or rectum

In FAP, eRapa holds the potential of delaying or preventing surgical intervention

Multiple opportunities seen in other indications, including bladder and prostate cancers

•	FAP is a substantially genetic orphan disease for which there are no approved therapeutic options; the current standard of care is surveillance and surgery
•	Phase 3 FAP program is supported by a $17 million grant awarded from the Cancer Prevention and Research Institute of Texas (“CPRIT”) in a competitive process
•	Phase 2 results in FAP to be presented at two leading scientific conferences in Q2 ‘24
•	Ongoing Phase 2 study in Non-muscle Invasive Bladder Cancer expected to read-out in Q2 ‘25
•	Phase 2 study in NMI Bladder Cancer supported by $3 million grant from National Cancer Institute, part of the National Institutes of Health

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, announced it entered into a definitive agreement with Rapamycin Holdings Inc. (d/b/a Emtora Biosciences) (“Emtora”) for the rights to eRapa under an exclusive, worldwide license (with the ability to grant sublicenses) to develop, manufacture, commercialize and otherwise advance the clinical potential of eRapa.

Stephen Stamp, CEO and CFO of Biodexa said, “Acquiring a Phase 3 ready asset, particularly one supported by $17 million of non-dilutive grant funding, significantly advances Biodexa’s oncology pipeline and adds numerous valuation catalysts for our stakeholders. We are delighted to be working with the Emtora team which has excelled in bringing eRapa close to the end of Phase 2 in Non-muscle Invasive Bladder Cancer and to the beginning of a Phase 3 trial in FAP, a devastating disease for which there is currently no approved pharmacological agent for altering its progression. Left untreated, it almost always leads to incredibly invasive surgery and a major deterioration in the quality of life.”

Stephen Dufilho, Executive Chairman of Emtora added, “The transaction with Biodexa is the culmination of a decade-long effort to advance our potentially game-changing eRapa to a registrational Phase 3 trial - and ultimately to patients in need. Our story began in San Antonio – where eRapa was originally invented at the University of Texas and funded in part by grants from the Cancer Prevention Research Institute of Texas. We thank the scientists, clinicians, investors and biotech executives that supported our efforts to reach this important milestone. We look forward to working with the Biodexa team as we embark upon this next chapter.”

About eRapa

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis1. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

eRapa in FAP

FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US2 and one in 11,300 to 37,600 in Europe3. eRapa has received Orphan Designation in the US with plans to seek such designation in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

Emtora is currently completing an open-label, multi-center Phase 2 study in 30 patients with confirmed FAP with the primary endpoints of safety and tolerability, and percentage change in polyp burden after six months of treatment with eRapa. The Phase 2 study was partially funded by a $3.0 million grant from CPRIT.

The results of the Phase 2 study will be presented at two leading scientific conferences in Q2 24. Following a positive end of Phase 2 meeting with the FDA and, Emtora plans to initiate a Phase 3 multi-center, double-blind, placebo-controlled study in FAP. The Phase 3 study, which is expected to be registrational, plans to recruit approximately 140 patients across thirty or more sites, with a primary endpoint being time to a progression free survival event (the occurrence of which is related to the reduction in polyp burden studied in the earlier Phase 2 trial). The study is expected to recruit over 15 months and is supported by a further non-dilutive grant of $17.0 million from CPRIT.

eRapa in Non-Muscle Invasive Bladder Cancer

Non-muscle Invasive Bladder Cancer (“NMIBC”) refers to tumors found in the tissue that lines the inner surface of the bladder. The most common treatment is transurethral resection of the bladder tumor followed by intravesical Bacillus Calmette-Guerin (“BCG”) with chemotherapy depending upon assessment of risk of recurrence. NMIBC is the fourth most common cancer in men with an incidence of 10.1 per 100,000 and 2.5 per 100,000 in women4.

Emtora’s ongoing multi-center, double-blind, placebo-controlled Phase 2 study in NMIBC is expected to enroll up to 166 patients with primary endpoints of safety/tolerability and relapse free survival after 12 months of treatment. The Phase 2 study, which is supported by a $3.0 million non-dilutive grant from the National Cancer Institute, part of the National Institutes of Health, is expected to read out in Q2 ’25.

Other Potential Indications for eRapa

A number of rare/orphan gastro-intestinal diseases (other than FAP) have been identified that share the strong scientific rationale (relating to mTOR inhibition) and support the potential utility of eRapa in FAP. Biodexa intends to evaluate such opportunities over the coming months, including by leveraging low-cost, investigator-sponsored trials to produce initial proof of concept data.

The License Transaction

The transaction terms include the issuance to Emtora of 378,163 of the Company’s American Depository Shares (representing 5% of the Company’s issued and outstanding ordinary shares on a fully-diluted basis (including in-the-money warrants)) at close. In addition, the Company may pay up to $41.5 million in sales milestones within the first six months of the first commercial sale of a first-approved indication of eRapa in major markets, with decreasing milestones for subsequent approvals for additional indications. The Company is also obligated to pay single digit tiered royalties on net sales of eRapa™ in addition to meeting Emtora’s legacy royalty obligations and paying Emtora a certain (stage-dependent) percentage of income derived from sublicensing and partnering of eRapa.

Ladenburg Thalmann & Co. Inc. acted as financial advisor to BioDexa in connection with this transaction.

The Cancer Prevention and Research Institute of Texas

To date, CPRIT has awarded $2.9 billion in grants to Texas research institutions and organizations through its academic research, prevention and product development research programs. CPRIT has recruited 237 distinguished researchers, supported the establishment, expansion or relocation of 43 companies to Texas and generated over $5.7 billion in additional public and private investment. CPRIT funding has advanced scientific and clinical knowledge and provided 7.4 million life-saving cancer prevention and early detection services reaching Texans from all 254 counties. On November 5, 2019, Texas voters overwhelmingly approved a constitutional amendment to provide an additional $3 billion to CPRIT for a total $6 billion investment in cancer research and prevention. Learn more at https://cprit.texas.gov/.

1.	Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755
2.	www.rarediseases.org
3.	www.orpha.net
4.	Cassell et al., World J Oncol. 2019 Jun; 10(3): 123–131

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

Emtora Biosciences Mark Horsey, CFO Tel: +1 210 381 2486 www.emtorabio.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programmes include tolimidone, under development as a novel agent for the treatment of type 1 diabetes and MTX110, which is being studied in aggressive rare/orphan brain cancer indications, and

Tolimidone is an orally delivered, potent and selective inhibitor of lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised  formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

 About Emtora

Emtora Biosciences is a clinical stage biopharmaceutical company headquartered in San Antonio, Texas. The company is developing eRapaTM, amicro-encapsulated formulation of the previously approved rapamycin, for the treatment of rare genetic diseases and cancer. Emtora’s lead indication is Familial Adenomatous Polyposis. The ubiquitous mTOR protein, involved in multiple signaling pathways, is overexpressed in FAP polyps. eRapaTM is a potent mTOR inhibitor believed to provide several significant advantages over rapamycin including: targeted delivery to the site of active disease (in addition to systemic exposure); reduced toxicity and improved tolerability; consistent pharmacokinetics (potentially eliminating the need for drug level monitoring) and improved bioavailability. eRapaTM was originally developed at University of Texas Health San Antonio and is currently the subject of two ongoing and grant-funded Phase 2 trials. For more information, please visit www.emtorabio.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.”   Examples of forward-looking statements include, among others, statements we make regarding the assignment of rights to eRapa and related license from Emtora and the Company’s ability to close the transaction, potential uses by the Company of eRapa, information related to clinical trials, and potential benefits of eRapa.Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.